SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

METABOLIX, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

591018 882

(CUSIP Number)

MATTHEW STROBECK

C/O BIRCHVIEW CAPITAL

688 PINE STREET, SUITE D

BURLINGTON, VT 05401

(802) 923-3826

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

JUNE 19, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

(Continued on the following pages)

(Page 1 of 10 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	Names of reporting persons Birchview Fund, LLC EIN 46-4846115
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 749,696 (1)(2)
	8.	Shared voting power 0
	9.	Sole dispositive power 749,696 (1)(2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 749,696 (1)(2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 2.8% (3)
14.	Type of reporting person CO

(1)	Unless otherwise specified herein, the shares of the Issuer’s Common Stock, par value $0.01 per share (“Common Stock”) reported herein give effect to the 1-for-6 reverse stock split which became effective in accordance with the terms of the Certificate of Amendment to the Company’s Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on May 26, 2015 (the “Reverse Stock Split”).
(2)	Includes 39,330 shares of Common Stock underlying warrants exercisable at any time by Birchview Fund, LLC, the holder thereof.
(3)	Based on information provided by the company, this percentage is calculated assuming that the total outstanding number of shares of Common Stock was 26,959,980 on June 19, 2015, after taking into account the closing of the June Transaction (as defined below).

1.	Names of reporting persons Birchview Capital, LP EIN 38-3924650
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 749,696 (1)(2)
	8.	Shared voting power 0
	9.	Sole dispositive power 749,696 (1)(2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 749,696 (1)(2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 2.8% (3)
14.	Type of reporting person PN

(1)	Unless otherwise specified herein, the shares of Common Stock reported herein give effect to the Reverse Stock Split.
(2)	Includes 39,330 shares of Common Stock underlying warrants exercisable at any time by Birchview Fund, LLC, the holder thereof.
(3)	Based on information provided by the company, this percentage is calculated assuming that the total outstanding number of shares of Common Stock was 26,959,980 on June 19, 2015, after taking into account the closing of the June Transaction.

1.	Names of reporting persons Birchview Capital GP, LLC EIN 46-4872561
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 749,696 (1)(2)
	8.	Shared voting power 0
	9.	Sole dispositive power 749,696 (1)(2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 749,696 (1)(2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 2.8% (3)
14.	Type of reporting person CO

(1)	Unless otherwise specified herein, the shares of Common Stock reported herein give effect to the Reverse Stock Split.
(2)	Includes 39,330 shares of Common Stock underlying warrants exercisable at any time by Birchview Fund, LLC, the holder thereof.
(3)	Based on information provided by the company, this percentage is calculated assuming that the total outstanding number of shares of Common Stock was 26,959,980 on June 19, 2015, after taking into account the closing of the June Transaction.

1.	Names of reporting persons Birchview Partners, LLC EIN 46-4853938
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 749,696 (1)(2)
	8.	Shared voting power 0
	9.	Sole dispositive power 749,696 (1)(2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 749,696 (1)(2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 2.8% (3)
14.	Type of reporting person CO

(1)	Unless otherwise specified herein, the shares of Common Stock reported herein give effect to the Reverse Stock Split.
(2)	Includes 39,330 shares of Common Stock underlying warrants exercisable at any time by Birchview Fund, LLC, the holder thereof.
(3)	Based on information provided by the company, this percentage is calculated assuming that the total outstanding number of shares of Common Stock was 26,959,980 on June 19, 2015, after taking into account the closing of the June Transaction.

1.	Names of reporting persons Matthew Strobeck
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds PF
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,432,704 (1)(2)(3)
	8.	Shared voting power 0
	9.	Sole dispositive power 2,432,704 (1)(2)(3)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 2,432,704 (1)(2)(3)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 9.0% (4)
14.	Type of reporting person IN

(1)	Unless otherwise specified herein, the shares of Common Stock reported herein give effect to the Reverse Stock Split.
(2)	Includes (i) 91,773 shares of Common Stock underlying warrants exercisable at any time by Matthew Stobeck, the holder thereof and (ii) 39,330 shares of Common Stock underlying warrants exercisable at any time by Birchview Fund, LLC, the holder thereof.
(3)	Includes 16,667 shares of Common Stock underlying options which are exercisable within 60 days.
(4)	Based on information provided by the company, this percentage is calculated assuming that the total outstanding number of shares of Common Stock was 26,959,980 on June 19, 2015, after taking into account the closing of the June Transaction.

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2014, by the Reporting Persons (the “Schedule 13D”), with respect to shares of common stock, par value $0.01 per share (“Common Stock”) of Metabolix, Inc., a Delaware corporation (the “Issuer”) beneficially owned by the Reporting Persons. Except as amended or supplemented in this Amendment No. 1, all other information in the Schedule 13D is as set forth therein. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

August 2014 Securities Purchase Agreement

On August 4, 2014, the Issuer entered into a Securities Purchase Agreement (the “August Purchase Agreement”) with Mr. Strobeck, the Fund and certain other qualified institutional and individual investors (collectively, the “August Investors”), pursuant to which the Issuer agreed to sell to the August Investors units of the Issuer’s securities (the “August Units”) for an aggregate purchase price of $25 million (the “August Transaction”). The August Transaction and sale of August Units closed on August 22, 2014. The price of each August Unit was $0.50, or $0.25 per share of Common Stock, on an as-converted basis. Each August Unit consisted of one share of Common Stock and one one-thousandth (1/1,000) of a share of the Issuer’s Series B Preferred Stock, par value $0.01 per share (the “Preferred Stock”). Under the terms of the August Purchase Agreement, (i) Mr. Strobeck originally received 4,000,000 Units (on a pre-Reverse Stock Split basis) in exchange for the payment of an aggregate purchase price of $2,000,0000 and (ii) the Fund received 2,000,000 Units (on a pre-Reverse Stock Split basis) in exchange for the payment of an aggregate purchase price of $1,000,0000. Each share of Preferred Stock issued in the August Transaction automatically converted into 1,000 shares of Common Stock (on a pre-Reverse Stock Split basis) on October 30, 2014.

June 2015 Securities Purchase Agreement

On June 15, 2015, the Issuer entered into a Securities Purchase Agreement (the “June Purchase Agreement”) with Mr. Strobeck, the Fund and certain other qualified institutional and individual investors (collectively, the “June Investors”), pursuant to which the Issuer agreed to sell to the June Investors units of the Issuer’s securities (the “June Units” and together with the August Units, collectively, the “Units”) for an aggregate purchase price of $15 million (the “June Transaction”). The June Transaction and sale of June Units closed on June 19, 2015. The price of each June Unit was $3.4325 and each June Unit consisted of one share of Common Stock and nine-tenths of a Common Stock warrant to purchase one share of Common Stock at an exercise price of $3.98 per share (subject to adjustment in the event of stock splits, stock dividends, reclassifications and the like) (the “Warrants”), which Warrants may be exercised at the option of the holder until June 19, 2019. Under the terms of the June Purchase Agreement, (i) Mr. Strobeck received 101,970 Units in exchange for the payment of an aggregate purchase price of $350,012.03 and (ii) the Fund received 43,700 Units in exchange for the payment of an aggregate purchase price of $150,000.25.

Additional Disclosure

The Reporting Persons intend to hold the Units (together with the Common Stock, the Warrants and Common Stock underlying the Warrants, collectively, the “Securities”) for investment purposes in the ordinary course of their business of investing in securities for their own accounts. The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including, subject to applicable law, (i) to hold its Securities as a passive investor or as an active investor, (ii) to acquire beneficial ownership of additional Securities in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of its holdings of Securities, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4.

Except as described in this Item 4 and elsewhere in this Schedule 13D and any plans or proposals that may from time to time be discussed or considered by the board of directors of the Issuer, including Mr. Strobeck, in their fiduciary capacities as directors, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) As of the date hereof, the Fund owned beneficially 749,696 shares of Common Stock, representing approximately 2.8% of the shares of the Common Stock of the Issuer outstanding. The Investment Manager is the investment manager of the Fund and may be deemed to have sole power to direct the voting and disposition of the shares of Common Stock held by the Fund (the “Fund Shares”). The Manager is a member of the Fund and may be deemed to have sole power to direct the voting and disposition of the Fund Shares. The GP is the general partner of the Investment Manager and may be deemed to have sole power to direct the voting and disposition of the Fund Shares. Mr. Strobeck is the sole member of the GP, a partner of the Investment Manager and sole member and principal of the Manager and has the power to direct the voting and disposition of the Fund Shares. Each of the Reporting Persons disclaims beneficial ownership of the Fund Shares except to the extent of their pecuniary interest therein, if any.

As of the date hereof, Mr. Strobeck is deemed to beneficially own 2,432,704 shares of Common Stock, representing approximately 9.0% of the shares of the Common Stock of the Issuer outstanding, which includes the Fund Shares and 1,683,008 shares of Common Stock beneficially owned by Mr. Strobeck.

The Fund:

(i)	Sole power to vote or to direct the vote: 749,696

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 749,696

(iv)	Shared power to dispose of to direct the disposition of: 0

The Investment Manager:

(i)	Sole power to vote or to direct the vote: 749,696

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 749,696

(iv)	Shared power to dispose of to direct the disposition of: 0

The GP:

(i)	Sole power to vote or to direct the vote: 749,696

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 749,696

(iv)	Shared power to dispose of to direct the disposition of: 0

The Manager:

(i)	Sole power to vote or to direct the vote: 749,696

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 749,696

(iv)	Shared power to dispose of to direct the disposition of: 0

Mr. Strobeck:

(i)	Sole power to vote or to direct the vote: 2,432,704

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,432,704

(iv)	Shared power to dispose of to direct the disposition of: 0

(c) Except as set forth in this Schedule 13D, the Reporting Person has not effected any transaction in the shares of Common Stock in the last 60 days.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Person, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of August 29, 2014, by and among Matthew Strobeck, Birchview Fund, LLC, Birchview Capital, LP, Birchview Capital GP, LLC and Birchview Partners, LLC (incorporated by reference the Schedule 13D filed by the Reporting Persons on August 29, 2014).

Exhibit 2	Securities Purchase Agreement dated August 4, 2014 among Metabolix, Inc. and the investors named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 4, 2014).

Exhibit 3	Securities Purchase Agreement dated June 15, 2015 among Metabolix, Inc. and the investors named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 17, 2015).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2015

BIRCHVIEW FUND, LLC

By:	/s/ Matthew Strobeck
Name:	Matthew Strobeck
Title:	on behalf of Birchview Partners LLC

BIRCHVIEW CAPITAL, LP

By:	/s/ Matthew Strobeck
Name:	Matthew Strobeck
Title:	Partner

BIRCHVIEW CAPITAL GP, LLC

By:	/s/ Matthew Strobeck
Name:	Matthew Strobeck
Title:	Partner

BIRCHVIEW PARTNERS, LLC

By:	/s/ Matthew Strobeck
Name:	Matthew Strobeck
Title:	Principal

By:	/s/ Matthew Strobeck
Name:	Matthew Strobeck